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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                               NationsRent, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)



                                   638588 10 3
                                   -----------
                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               February 15, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)
                              (Page 1 of 4 Pages)
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                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 2 OF 4
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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Don R. O'Neal
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
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            SEC USE ONLY
    3

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            SOURCE OF FUNDS*
    4
            OO and PF
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

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            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Citizen of the United States of America
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        5,019,531(1)
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           5,019,531(1)
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,019,531(1)
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]


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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.8%
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            TYPE OF REPORTING PERSON*
    14
            IN
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(1) Includes 775,180 shares of Common Stock owned by Mr. O'Neal's spouse, as to which Mr. O'Neal disclaims beneficial ownership.
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                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 3 OF 4
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                 Don R. O'Neal hereby makes the following statement (this
"Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement amends the original Schedule 13D, dated October 30, 1998, as amended by Amendment No. 1 dated December 16, 1998, Amendment No. 2 dated July 20, 1999, Amendment No. 3 dated August 31, 1999, Amendment No. 4 dated September 23, 1999 (the "Original Schedule 13D"). Capitalized terms not defined herein shall have the same meaning ascribed to them in the Original
Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following sentence to the end thereof:

         Mr. O'Neal received shares of Common Stock pursuant to the transactions described in Item 4 below in his capacity as a shareholder of Ray L. O'Neal, Inc., a Texas corporation ("RLOI") and an interest holder in Arenco, L.L.C., a Texas limited liability company ("ALLC"). Mr. O'Neal is also the President of RLOI and ALLC.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by adding the following sentences to the end thereof:

         On February 15, 2000 the Issuer issued certain shares of Common Stock to RLOI and ALLC pursuant to a contingent payment obligation that arose in connection with the sale of substantially all of the assets of RLOI and ALLC to the Issuer pursuant to an Amended and Restated Asset Purchase Agreement dated as of September 9, 1998, among the Issuer, RLOI, ALLC, Mr. O'Neal, Elizabeth M. O'Neal and the O'Neal Revocable Trust dated December 29, 1987 (the "Purchase Agreement"). On February 15, 2000, RLOI and ALLC distributed certain of such shares to Mr. O'Neal and his affiliates as follows:

         RLOI and ALLC distributed 251,577 and 103,300 shares of Common Stock to Mr. O'Neal, as a shareholder of RLOI and as an interest holder in ALLC, respectively.

         RLOI distributed 486,564 shares of Common Stock to the 1997 Ray L. And Ellen M. O'Neal Irrevocable Trust for Don R. O'Neal (the "Trust") as a shareholder of RLOI. Mr. O'Neal is the trustee of the Trust and thus may be deemed to have indirect beneficial ownership of the Contingent Shares issued to the Trust.

         RLOI and ALLC distributed 50,488 and 103,300 shares of Common Stock to Mr. O'Neal's wife, Elizabeth M. O'Neal, as a shareholder of RLOI and as an interest holder in ALLC, respectively.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) As of February 15, 2000, Mr. O'Neal may be deemed to, directly or indirectly, beneficially own in aggregate 5,019,531 shares of Common Stock representing approximately 8.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 56,844,415 shares of Common Stock issued and outstanding as of February 15,
2000). Mr. O'Neal has the sole power to vote and the sole power to dispose of 5,019,531 shares of Common Stock which he may be deemed to beneficially own, directly or indirectly. This amount includes: (1) 775,180 shares of Common Stock held by Mr. O'Neil's spouse, as to which Mr. O'Neal disclaims beneficial ownership; (2) 2,452,564 shares of Common Stock in the name of the Trust; and
(3) 1,791,787 shares of Common Stock held by Mr. O'Neal.


(c) Except for the foregoing transactions, there have been no other transactions in any securities of the Issuer by Mr. O'Neal during the past 60 days.


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                                                                   PAGE 4 OF 4

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By: /s/ Don R. O'Neal
                                       -----------------------------------------
                                       Don R. O'Neal


Dated:  February 28, 2000